SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Consolidated Financial Statements

Net Serviços de Comunicação S.A.

Years ended December 31, 2005, 2004 and 2003
with Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
January 30, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(Thousands of United States dollars, except share amounts)

		2005		2004

Assets
Current assets
Cash and cash equivalents	US$	23,865	US$	60,486
Short-term investments		103,624		60,575
Restricted cash		43,309		-
Trade accounts receivable, net of allowance for
doubtful accounts of $11,253 in 2005 and $13,367 in
2004		70,921		55,634
Deferred income taxes		34,313		33,647
Recoverable income taxes		20,942		9,844
Prepaid expenses		4,801		4,561
Other current assets		5,071		3,925

Total current assets		306,846		228,672

Non-current assets
Property and equipment, net		420,323		367,367
Goodwill		268,374		270,821
Deferred income taxes		123,281		65,891
Judicial deposits		48,623		31,469
Recoverable income taxes		8,288		9,675
Investments and advances to equity investees		2,697		1,973
Other non-current assets		11,683		12,132

Total non-current assets		883,269		759,328

Total assets	US$	1,190,115	US$	988,000

		2005		2004

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$	22,564	US$	24,819
Accounts payable to programmers,
(inclusive of US$30,877 and US$41,739 due to related
parties as of December 31, 2005 and 2004)		34,254		50,582
Income taxes payable		14,617		6,644
Sales taxes payable		15,494		13,128
Payroll and related charges		12,649		15,789
Current portion of long-term debt		44,961		235,146
Interest payable		17,594		25,519
Deferred revenue		40,261		32,759
Due to related companies		-		14,333
Accrued expenses and other liabilities		19,093		20,650

Total current liabilities		221,487		439,369

Non-current liabilities
Long-term debt, less current portion		313,108		330,554
Deferred sign-on, hook-up fee and programming benefit		20,842		26,029
Estimated liability for tax, labor and civil claims and
assessments		264,671		185,860
Accrued expenses and other liabilities		5,018		2,537

Total non-current liabilities		603,639		544,980

Total liabilities		825,126		984,349

Commitments and contingencies

Stockholders’ equity
Preferred stock, no par value, shares authorized,
issued and outstanding (2005 – 2,339,738,563 and 2004
– 1,198,784,187)		1,659,711		1,493,279
Common stock, no par value, shares issued and
outstanding (2005 – 1,613,225,102 and 2004 –
828,371,343)		920,514		811,737
Additional paid-in capital		140,222		133,440
Accumulated deficit		(2,131,436)		(2,187,850)
Accumulated other comprehensive loss, net		(224,022)		(246,955)

Total stockholders’ equity		364,989		3,651

Total liabilities and stockholders’ equity	US$	1,190,115	US$	988,000

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands of United States dollars, except per share and share amounts)

	Years Ended December 31,

		2005		2004		2003

Revenue
Pay TV subscriptions	US$	668,804	US$	496,878	US$	431,578
Broadband subscriptions		87,422		34,259		16,676
Pay-per-view		30,012		20,939		17,152
Sign-on and hook-up fees		10,431		8,430		8,846
Other services		19,272		13,823		10,035

Gross service billings		815,941		574,329		484,287
Taxes and other deductions from revenues		(155,276)		(107,125)		(91,972)

Net operating revenue		660,665		467,204		392,315

Programming and other operating costs (exclusive of
depreciation and amortization shown below) including
programming costs of US$199,498 in 2005 (US$152,590
in 2004 and US$135,647 in 2003); and
US$191,698, US$145,580 and US$132,947 of programming
expense with related parties during 2005, 2004 and 2003		(329,705)		(234,370)		(214,240)
Selling, general and administrative expenses		(148,264)		(109,761)		(77,163)
Depreciation and amortization		(68,160)		(56,736)		(63,727)
Other		2,990		4,430		(2,364)

Total operating costs and expenses		(543,139)		(396,437)		(357,494)

Operating income		117,526		70,767		34,821

Other income (expenses):
Monetary indexation, net		(952)		(5,955)		(3,532)
Gain on exchange rate, net		30,821		31,605		39,421
Interest expense		(57,629)		(101,251)		(79,738)
Financial expense, net		(37,023)		(50,818)		(36,129)
Interest income, including gain on extinguishment of
liabilities of US$27,168 in 2005, (US$0 in 2004 and 2003)		43,617		8,587		7,628
Other income (expense)		2,081		1,055		(3,240)

Total other expenses, net		(19,085)		(116,777)		(75,590)

Income (loss) from continuing operations before income taxes		98,441		(46,010)		(40,769)

Income tax expense		(42,027)		(41,948)		(5,089)

Income (loss) from continuing operations		56,414		(87,958)		(45,858)
Discontinued operations, net of tax:
(Loss) income from discontinued operations		-		(2,040)		455
Loss from sale		-		(5,820)		-

Total discontinued operations				(7,860)		455

Net income (loss)	US$	56,414	US$	(95,818)	US$	(45,403)

Earnings (loss) per common share, basic and diluted:
- Continuing operations	US$	0.01	US$	(0.08)	US$	(0.04)
- Discontinued operations		-		(0.01)		-

Net earnings (loss) per common share basic and diluted	US$	0.01	US$	(0.09)	US$	(0.04)

Earnings per preferred share, basic and diluted:
- Continuing operations	US$	0.02	US$	-	US$	-
- Discontinued operations		-		-		-

Net earnings per preferred share, basic and diluted	US$	0.02	US$	-	US$	-

Weighted average number of common shares outstanding	3,770,121,861		1,067,138,046		1,067,138,046

Weighted average number of preferred shares outstanding	2,301,310,404		1,542,132,185		1,542,132,185

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars, except share amounts)

														Accumulated
										Additional				Other
	Number of shares issued					Capital stock				Paid-in		Accumulated		Comprehensive

	Preferred	Common		Preferred		Common		Total		Capital		deficit		Loss		Total

Balance at December 31, 2002	1,198,784,187	828,371,343	US$	1,493,279	US$	811,737	US$	2,305,016	US$	10,357	US$	(2,046,629)	US$	(232,494)	US$	36,250

Tax benefit of transactions with
stockholders	-	-		-		-		-		4,670		-		-		4,670
Change in cumulative translation
adjustment for the year	-	-		-		-		-		-		-		1,592		1,592
Net loss for the year	-	-		-		-		-		-		(45,403)		-		(45,403)

Balance at December 31, 2003	1,198,784,187	828,371,343	US$	1,493,279	US$	811,737	US$	2,305,016	US$	15,027	US$	(2,092,032)	US$	(230,902)	US$	(2,891)

Tax benefit of transactions with stockholders	-	-		-		-		-		118,413		-		-		118,413
Change in cumulative translation adjustment
for the year	-	-		-		-		-		-		-		(16,053)		(16,053)
Net loss for the year	-	-		-		-		-		-		(95,818)		-		(95,818)

Balance at December 31, 2004	1,198,784,187	828,371,343	US$	1,493,279	US$	811,737	US$	2,305,016	US$	133,440	US$	(2,187,850)	US$	(246,955)	US$	3,651

Issuance of shares for cash at March 21,
2005	179,916,380	550,746,086		23,075		70,640		93,715		-		-		-		93,715

Exchange of payable for common shares at
March 21, 2005	-	184,955,940		-		23,802		23,802		-		-		-		23,802

Issuance of shares for cash at April 20, 2005	874,274,213	-		120,336		-		120,336		-		-		-		120,336

Issuance of shares for cash at May 10, 2005	25,684,250	9,445,127		3,647		1,341		4,988		3,531		-		-		8,519

Exercise of stock options in August and
September, 2005	3,449,275	-		512		-		512		-		-		-		512

Exchange of tax benefit contributed by
stockholders for shares November 8, 2005	57,630,258	39,706,606		18,862		12,994		31,856		(31,856)		-		-		-

Realization of tax benefit contributed by
stockholders	-	-		-		-		-		35,107		-		-		35,107

Change in cumulative translation
adjustment for the period	-	-		-		-		-		-		-		22,933		22,933

Net income for the year	-	-		-		-		-		-		56,414		-		56,414

Balance at December 31, 2005	2,339,738,563	1,613,225,102	US$	1,659,711	US$	920,514	US$	2,580,225	US$	140,222	US$	(2,131,436)	US$	(224,022)	US$	364,989

												2005		2004		2003

								Net income (loss) for the year			US$	56,414	US$	(95,818)	US$	(45,403)
								Cumulative translation adjustments				22,933		(16,053)		1,592

								Total comprehensive income (loss)			US$	79,347	US$	(111,871)	US$	(43,811)

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Thousands of United States dollars)

	Years Ended December 31,

		2005		2004		2003

Operating activities
Net income (loss) for the year	US$	56,414	US$	(95,818)	US$	(45,403)
Adjustments to reconcile net income (loss) to net cash provided by
Operating activities:
Deferred sign-on and hook-up fee revenues		360		695		1,187
Amortization of deferred sign-on and hook-up fee revenues		(10,704)		(7,908)		(4,444)
Equity in results of investees		(513)		(1,640)		580
Non-cash compensation expense		-		112		228
Exchange losses, monetary indexation and interest expense, net		19,756		115,276		58,149
Depreciation and amortization		68,160		56,736		63,727
Deferred income taxes		28,023		9,082		(7,665)
Write off and disposal of assets, net		46		7,721		4,232
Estimated liability for tax, labor and civil claims and assessments		(15,992)		(9,859)		14,475
Increase/decrease in operating assets and liabilities
Trade accounts receivable		(7,598)		(14,915)		151
Income taxes recoverable		(6,884)		(4,137)		(1,028)
Restricted cash		(42,020)		-		-
Purchases of short-term investments		(33,891)		(40,548)		(11,505)
Prepaid expenses and other assets		(10,776)		(9,952)		(13,953)
Accounts payable to suppliers and programmers		(22,063)		(20,875)		(8,889)
Income taxes payable		6,872		30,342		7,193
Payroll and related charges		(5,100)		4,466		2,546
Sales taxes, accrued expenses and other liabilities		2,737		6,849		(7,456)

Net cash provided by operating activities		26,827		25,627		52,125

Investing activities
Acquisition of investments
and advances to related companies, net of repayments		-		79		(1,180)
Acquisition of property and equipment		(86,222)		(43,377)		(22,827)
Proceeds from sale of equipment		12,805		20,029		4,567

Net cash used in investing activities		(73,417)		(23,269)		(19,440)

Financing activities
Short-term debt
Issuances		75,633		-		53
Repayments		(84,859)		(193)		(92)
Long-term debt
Issuances		200,571		-		-
Repayments		(409,941)		-		-
Capital contributions in cash		223,082		-		-

Net cash used in financing activities		4,486		(193)		(39)

Effect of exchange rate changes on cash and cash equivalents		5,483		9,537		8,905

Net increase in cash and cash equivalents		(36,621)		11,702		41,551
Cash and cash equivalents at beginning of the year		60,486		48,784		7,233

Cash and cash equivalents at end of the year	US$	23,865	US$	60,486	US$	48,784

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$	10,586	US$	4,775	US$	510
Cash paid for interest	US$	61,841	US$	-	US$	-

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

1. The Company and its Principal Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company holds 46 licenses to operate pay-television systems in 44 cities. Since February 1997, the licenses are issued on a non-exclusive basis by Anatel, the Brazilian National Communication Agency for a term of 15 years, automatically renewable, subject to compliance with applicable laws and regulations, certain technical and financial requirements for establishing a network and operating the business and payment of a fee.

Since November 2004, the Company offers digital cable services to subscribers in Rio de Janeiro and São Paulo. By providing digital cable services, the Company is able to offer premium programming packages, additional channels and more value-added programming options and services, such as audio channels, near video-on demand and interactive services.

The Company created an area of internal controls, which beyond the regular works of revision and management of operational controls, will be responsible for the support to the executives of the Company in the certification process of the effectiveness and the efficiency of the internal controls, as required by Securities and Exchange Commission –SEC.

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, formerly referred to as “Globopar”, through GB Empreendimentos e Participações S.A. “GB”.

In 2004, Teléfonos del México S.A. de C.V. (Telmex), through its Brazilian subsidiary Latam do Brasil Participações S.A. (Latam), entered into a purchase and sale agreement with Globo to acquire a minority stake in the Company, accomplished in 2005. As a result of certain corporate restructuring at the stockholder Telmex, on October 24, 2005, Embratel Participações S.A., a Brazilian company owned by Telmex, acquired and merged the total capital stock of Latam. Following this transaction, Embratel Participações S.A. held a corporate stake corresponding to 37.4% of the common shares of the Company.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2005 and 2004:

		2005			2004

	Common	Preferred	Total	Common	Preferred	Total

Globo Group:
Globo Comunicação
e Participações S.A.	-	-	-	10.4%	-	4.3%
GB Empreendimentos
e Participações S.A.	51.0%	-	20.8%	-	-	-
Distel Holding S.A	9.4%	-	3.8%	37.5%	-	15.3%
Roma Participações Ltda.	1.5%	8.8%	5.8%	42.4%	16.7%	27.2%
Embratel Participações
S.A. (Telmex Group)	37.4%	7.7%	19.8%	-	-	-
BNDES Participações S.A.	-	(*)	(*)	7.3%	31.1%	21.4%
RBS Participações S.A.	-	-	-	0.6%	6.0%	3.8%
Public Market	0.7%	83.5%	49.8%	1.8%	46.2%	28.0%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	1,613,225,102	2,339,738,563	3,952,963,665	828,371,343	1,198,784,187	2,027,155,530

(*) 22.1% of preferred shares held by BNDES Participações S.A. comprising 13.1% of total equity interest are included in public market in 2005.

On November 22, 2005, the Company issued a relevant notice informing that Net Serviços and “Empresa Brasileira de Telecomunicações S.A. – Embratel”, a subsidiary of Telmex, will offer telephony services over the Internet Protocol to the Company’s subscribers.

Completion of debt restructuring and refinancing of the restructured debt

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt adhering to the Company’s proposal (100% as of December 31, 2005).

On March 22, 2005, the Company paid 40% of the total debt principal amount plus accumulated interest as of June 30, 2004, plus interest for the period between July 1, 2004 to March 21, 2005, applied at LIBOR plus 3% per year for U.S. dollar (US$) denominated debt, and CDI (Brazilian Interbank Interest Rate) plus 2% per year for the real denominated debt. To make this payment, the Company used approximately US$52,500 (equivalent to approximately R$142,000 at March 22, 2005) of its own cash, approximately US$74,000 (equivalent to R$200,000 at March 22, 2005) from a bridge loan and approximately US$94,000 (equivalent to R$255,000 at March 22, 2005) from proceeds of the issuance of shares to Globo and Telmex.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

Completion of debt restructuring and refinancing of the restructured debt (Continued)

Additionally, Globo exchanged their credits comprised by amounts receivable from the Company equivalent to approximately US$23,800 for Company’s shares.

On April 22, 2005, the Company repaid the short-term bridge loan in the amount equivalent to US$80,021, using funds obtained through the Company’s private offering of shares as described in Note 9.

On May 16, 2005 and June 16, 2005, pursuant to the terms of the instruments governing the senior secured debt (restructured senior secured debt), the Company prepaid a portion of its debt in the amount of approximately US$22,500 (equivalent to R$53,000 at that date), using cash funds obtained through the Company’s private offering of shares.

On July 20, 2005, the Company paid the entire remaining amount of the Restructured Net Serviços Notes of approximately US$66,491 (equivalent to R$156,401 at that date).

On September 14, 2005, the Company issued Non-Convertible Debentures 5th Public Issuance (New Debt) amounting to US$279,000 at September 14, 2005 (R$650,000 equivalent at that date), the proceeds from which were used to make a prepayment of the restructured debt that was replaced with a longer maturity new debt, which eliminated foreign exchange exposure and certain obligations with terms that could limit the Company’s growth, as further discussed in Note 9.

Management continues to focus on increasing the Company’s subscriber base by means of new more efficient sales channels, improving customer service and maintaining its levels of investment in line with its operating cash flows, as well as by means of improved controls for making investment decisions in a selective and disciplined manner.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

The Company holds the following direct and indirect subsidiaries in ownership percentages at December 31:

	2005		2004

	Direct	Indirect	Direct	Indirect

Consolidated entities
Multicanal Telecomunicações S.A.	99.96	0.04	86.00	13.62
Net Belo Horizonte Ltda.	-	100.00	100.00	-
TV Vídeo Cabo de Belo Horizonte S.A. (*)	-	-	99.99	-
CMA Participações Ltda	100.00	-	50.67	46.60
Dabny, LLC (*)	-	-	100.00	-
Jonquil Ventures Ltd.	100.00	-	100.00	-
Net Brasília Ltda.	-	100.00	100.00	-
Net Rio S.A.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.87	2.13	97.87	2.12
Cabodinâmica TV Cabo São Paulo S.A(*).	-	-	63.00	36.99
Net Campinas Ltda.	-	100.00	100.00	-
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos S. A.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	26.94	73.06	-	99.62
Net Anápolis Ltda.	-	100.00	-	99.62
Net Bauru Ltda.	-	100.00	-	99.62
Net Campo Grande Ltda.	-	100.00	-	99.62
Net Goiania Ltda.	-	100.00	-	99.62
Net Piracicaba Ltda.	0.08	99.92	0.08	99.54
Net Ribeirão Preto S.A.	-	100.00	-	99.62
Net São José do Rio Preto Ltda.	-	100.00	-	99.62
Net Sorocaba Ltda.	-	100.00	-	99.62
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	-	60.00	-	60.00
TV Cabo de Chapecó Ltda. (*)	-	-	0.01	99.99
Net Curitiba Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00
As part of its ongoing corporate restructuring plan, certain dormant companies identified with (*) in the table above were merged.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

Due to continuous operational improvements resulting from revenues increases and costs reductions due in part to renegotiation with content providers that detach programming costs from U.S. dollars, many of the Company’s subsidiaries are profitable.

Sale of investments

Consistent with the Company’s strategy to focus on and increase its resources toward pay-television and broadband Internet service, on August 30, 2004, the Company sold Vicom Ltda. (Vicom) to Comsat Brasil Ltda. (Comsat), which is the assignee of Comsat International’s rights and obligations.

According with APB 21 Interest on Receivables and Payables, as those amounts are non interest bearing, they are recorded in the Company’s consolidated financial statements at their present values discounting using a rate of 8.8% for the Brazilian reais denominated accounts receivable and 4.51% for the U.S. dollar denominated accounts receivable.

Additionally, the Company wrote-off its investment and goodwill balances in the amounts of US$3,200 and US$11,049, respectively, in connection with the sale of the investment. The Company recorded a net loss of US$5,820 in the 2004 consolidated statement of operations as discontinued operations in connection with the sale. Additionally, net revenues of discontinued operations amounted to US$10,927 and US$17,244 for the years ended December 31, 2004 and 2003, respectively and pretax results of discontinued operations amounted to (US$2,040), and US$455 for the years ended December 31, 2004 and 2003, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

In 2005, the 11.8% appreciation of the Brazilian real had a positive effect on the Company’s financial position and results of operations due to the Company’s high level of foreign currency denominated debt in the beginning of the year and before the completion of the debt restructuring. The exchange rate of the Brazilian Real (R$) to the US$ was R$2.3407:US$ 1.00 at December 31, 2005, R$2.6544:US$ 1.00 at December 31, 2004 and R$2.8892:US$ 1.00 at December 31, 2003. At January 30, 2006 the exchange rate was R$2.2116:US$ 1.00.

2. Basis of Presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), using the U.S. dollar as reporting currency. The accounting principles adopted under USGAAP differ in certain respects from those required under Brazilian GAAP (BRGAAP), used to prepare the statutory financial statements as filed with the “Comissão de Valores Mobiliários” (Brazilian Securities Commission or “CVM”).

The accounts of the Company are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the real as the functional currency. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

3. Significant Accounting Policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and those of its wholly owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company’s 50 percent-owned investee, TV Cabo e Comunicações de Jundiaí S.A., is accounted for by the equity method.

b) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to these estimates and assumptions include the residual value and estimated useful lives of property and equipment, allowance for doubtful accounts, inventories, recoverability of deferred income tax assets, provision for contingencies, goodwill impairment testing and valuation of derivative instruments. Actual results could differ from estimates.

c) Revenue recognition

Revenue includes fees from subscription service, connection fees, pay-per-view and high-speed data services. Revenue is recorded in the month the services are provided. The portion of sign-on and hook-up revenue and the related direct selling expenses, which represents the estimated average period that subscribers are expected to remain connected to the system, are deferred and amortized over ten years.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

c) Revenue recognition (Continued)

Taxes and other deductions from revenues consist primarily of:

• ICMS value-added tax - The ICMS tax is a value-added tax levied at a rate of 25%. However, for subscription revenues and sign-on and hook-up fees in each of the Brazilian states in which the Company and its subsidiaries operate, the ICMS tax is levied at a rate of 10%, except Rio Grande do Sul, where the rate is 12%.

• ISS municipal tax - The ISS tax is a municipal tax on services that is levied at a maximum rate of 5.0% (some municipalities have lower rates) on certain services, such as maintenance and other technical activities.

• PIS-related federal tax - A federal tax related to the PIS is levied at a rate of 0.65% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 1.65% on revenues derived from all other services.

• COFINS federal social security tax - The COFINS is a federal social security tax that is levied at a rate of 3.0% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 7.6% on revenues derived from all other services.

• FUST and FUNTTEL taxes - The FUST and FUNTTEL are taxes based on gross service revenues, excluding canceled sales and other taxes, over the amounts charged to our subscribers. The FUST and FUNTTEL are levied at the rates of 1.0% and 0.5%, respectively.

d) Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$46,070, US$29,055 and US$16,787 for the years ended December 31, 2005, 2004 and 2003, respectively, which are reflected in the consolidated statement of operations under “selling, general and administrative expenses”.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

e) Cash and cash equivalents and short-term investments

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The cost of these investments approximates fair value.

Short-term investments

Equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, as defined by FASB Statement 115, “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at their fair values based upon the quoted market prices at period end. Accordingly, changes in values of such investments are included in interest income.

f) Trade accounts receivable and provision for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The provision for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

g) Investments

Investments in which the Company has ownership interests of 50% or less are accounted for by the equity method. Investments acquired from the Company’s controlling stockholders are recorded at the controlling stockholders’ carryover book basis. The Company makes advances to its equity investee under stockholder agreements whereby the Company is committed to finance its share of the development of the investee’s operations. Periodically these advances are capitalized.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

h) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overhead and financial expenses attributed to the construction of the network during the prematurity and construction period phase. Cable plant costs also include hook-up costs and installations at subscribers’ residences including those of providing high-speed Internet services. Materials to be used for the construction of the cable plant are recorded under property and equipment.

Expenses for repairs and maintenance of networks, which extend the useful lives of the related assets, are capitalized and depreciated over the remaining useful life. Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives as follows: Cable network – 12 to 15 years; Decoders and Cable modem – 10 years; Optic fiber – 15 years; Buildings - 25 years; Leasehold improvements, Installations, Fixtures and fittings and Other equipment - 5 to 10 years; Vehicles and Data processing equipment - 5 years.

i) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. For all periods presented, no impairment losses were recognized.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

j) Goodwill and impairment testing of goodwill

In January 2002, the Company adopted FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), which requires that goodwill be tested for impairment annually or more frequently as warranted by events or changes in circumstances using a two step process.

Management has identified reporting units based on geographic clustering consistent with the Company’s expansion that gave rise to such goodwill on acquired companies.

The initial fair value measurement was estimated using the discounted cash flow methodology, based on the Company’s business plans and validated by external specialists. The Company performs its impairment test annually at December 31 using a consistent discounted cash flow model. The use of a discounted cash flow model involves significant judgmental assumptions and estimates about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on Company’s budget and business plans, as approved by its Board of Directors, as well as on comparable market analyses. The discount rate assumption is based on the weighted average cost of capital (WACC). When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined based on the allocated fair value of the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

k) Estimated liability for tax, labor and civil claims and assessment

The accrual for estimated liability for tax, labor and civil claims and assessments involves considerable judgment on the part of management. As prescribed by SFAS No. 5, “Accounting for Contingencies,” a contingency is “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” The Company is subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. The Company accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The Company’s judgment is based on the opinion of its internal and external legal advisors. The balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

l) Income taxes

Income taxes are provided using the liability method prescribed by FASB Statement No.109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carryforwards, the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statement and the tax basis, as well as the effects of adjustments made to reflect the requirements of US GAAP, determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that deferred tax assets will not be realized. The realization of net operating loss carry forwards acquired in business combinations accounted for using the purchase method of accounting is recorded as a reduction of goodwill. The realization of tax benefit contributed by stockholders, as described in Note 10, is recorded as additional paid-in capital.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

m) Derivative contracts

To help mitigate overall foreign currency risk, the Company primarily uses foreign exchange contracts. The Company recognizes all derivative financial instruments as non-hedge transactions. The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial expense, net.

n) Earnings (loss) per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the period, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. Employee options to purchase shares of the Company, equal to 3,449,275 shares were fully exercised during the third quarter 2005; and were excluded from the calculation of diluted income (loss) per share, since they would be anti-dilutive.

The Company computed earnings per share in accordance with the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128 (Earnings per Share). The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable. The holder of a participating security would have a contractual obligation to shares losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

n) Earnings (loss) per share calculations (Continued)

In connection with the Company’s private offering described in Note 10, the Company offered all existing stockholders to purchase shares at a price of R$0.35 per share, which was below the fair value of those shares at the date of the offer. The offer to stockholders to purchase securities below fair value of the shares constitutes a rights issue, which is somewhat similar to a stock dividend, as stated by FASB No. 128. As the rights issue was offered to all existing stockholders, basic and diluted earnings per share amounts presented for comparative purposes have been restated to give recognition to the bonus element embedded in the offer in compliance with FASB No.128.

o) Comprehensive income (loss)

Comprehensive income (loss) is recorded in accordance with SFAS 130 (“Reporting Comprehensive Income”) and presented in the consolidated statements of changes in stockholders’ equity and comprehensive income (loss). The comprehensive income (loss) includes the translation adjustments included in the “CTA” component of stockholders’ equity.

p) Stock-based compensation

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation –transition and disclosure ” (“SFAS No. 148”), which amended certain provision of Statement of Accounting Standards No. 123(R), “Accounting for Stock-Based Compensation ” (“SFAS No. 123(R)”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net income (loss) and net income (loss) per share is required by SFAS No. 123(R) and has been determined as if the Company had accounted for its employee stock options using the fair value method prescribed by SFAS No. 123(R). All stock compensation expenses were recognized during the debt restructuring period up to December 31, 2004 and there is no pro forma effect for the year ended December 31, 2005.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

4. Cash and Cash Equivalents, Short-Term Investments and Restricted Cash

	2005		2004

Cash and cash equivalents
Cash	US$	10,844	US$	4,944
Financial Investments Funds		13,021		55,542

	US$	23,865	US$	60,486

Short-term investments
Brazilian Interbank Deposit – “CDI”	US$	103,624	US$	60,575

	US$	103,624	US$	60,575

Restricted cash	US$	43,309	US$	-

Restricted cash

Restricted cash is comprised of proceeds from the issuance of new debt, invested in Brazilian Treasury Bills, and deposited as collateral for the payment of the Net Sul Senior Secured and Floating Rate Notes, as described in Note 9.

5. Recoverable Income Tax

	2005		2004

Withholding income taxes	US$	29,230	US$	19,519
Current portion		(20,942)		(9,844)

Non-current portion	US$	8,288	US$	9,675

Recoverable income tax comprises income tax withheld on financial investments and is available to be offset against other similar income taxes payable. The Company and its operating subsidiaries are using these credits mainly to offset their liabilities related to income tax withheld from employees and income and social contribution taxes payable at the subsidiaries with taxable income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

6. Goodwill

On December 31, 2005 and 2004, the annual dates on which the Company performed its annual impairment test, the Company concluded that no impairment charges were required.

A summary of changes in the Company’s goodwill during the years ended December 31, 2005 and 2004 is as follows:

Balance at December 31, 2003	US$	268,639
Deferred income tax		(8,307)
Disposal		(11,049)
Currency translation		21,538

Balance at December 31, 2004		270,821
Deferred income tax		(36,276)
Currency translation		33,829

Balance at December 31, 2005	US$	268,374

The deferred income tax amounts represent the tax benefit of the pre-acquisition net operating loss carry forwards of acquired businesses accounted for using the purchase method of accounting, which has the impact of reducing goodwill.

The translation results were included in the Cumulative Translation Adjustment (CTA) component of stockholders’ equity and in the statement of comprehensive income (loss) for the years.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

7. Property and Equipment, Net

At December 31, property and equipment consisted of:

	2005		2004

		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Cable network	US$ 1,068,209	US$ (720,880)	US$ 347,329	US$ 302,290
Data processing equipment	113,096	(81,869)	31,227	26,638
Buildings and improvements	10,885	(8,472)	2,413	2,215
Fixtures, fittings and installations	12,164	(8,422)	3,742	3,888
Vehicles	2,277	(2,138)	139	70
Other	58,152	(47,941)	10,211	9,760

	1,264,783	(869,722)	395,061	344,861
Cable construction materials	24,020	-	24,020	21,414
Land	1,242	-	1,242	1,092

Total property and equipment, net	US$ 1,290,045	US$ (869,722)	US$ 420,323	US$ 367,367

Total accumulated fixed costs and financial expense capitalized in the cable network during the prematurity phase, net of amortization, amount to US$7,455 at December 31, 2005 (US$6,574 at December 31, 2004). Total depreciation expense for property and equipment was US$67,845, US$56,171 and US$61,690 for 2005, 2004 and 2003, respectively. Accumulated depreciation at December 31, 2004 was US$732,616.

8. Related Party Transactions

The Company engages in financial and commercial transactions with its subsidiaries and investee, with its stockholders and with companies related to its stockholders.

Programming

The Company purchases a large part of the programming through affiliates of Globo Comunicação e Participações S.A. at rates believed to be at market value, by means of an agreement with Net Brasil S.A., which in turn acquires Portuguese language programming content from Globosat Comunicações S.A., also a related party.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

8. Related Party Transactions (Continued)

Programming (Continued)

Since June 27, 2004, the role of Net Brasil S.A. in acquiring programming content, has changed. Under the amended and restated agreement, Net Brasil S.A. retained its role with regards to obtaining programming content or channels produced in Brazil, while the Company directly purchases all new international content from sources outside of Brazil, which represents approximately one third of the Company’s line-up. As a result of this agreement, the compensation to Net Brasil S.A. was reduced from R$0.51 per subscriber per month to a fixed amount of R$100,000 per month, adjusted annually based on the Consumer Price Index (IPC), plus an additional monthly fee of R$24,000 in 2004, R$16,000 in 2005, R$3,000 in 2006 and R$1,500 in 2007.

Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Sexy Hot, For Man, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties.

The pay-per-view content is obtained through a consortium agreement with Globosat, represented by Net Brasil S.A., to jointly explore the assets, programming rights and resources to selling and transmitting pay-per-view events.

The Company’s programming guide is produced by Editora Globo S.A., a publishing company related to Globo at rates believed to be at market value. The amounts paid to Editora Globo S.A. during the years ended December 31, 2005, 2004 and 2003 were US$5,574, US$4,816 and US$5,115, respectively.

The transactions of the Company involving companies related to Embratel Participações S.A, for link vírtua, voice canal, fixed telephone and click 21, are registered based on prices and market conditions. The Company paid approximately US$4,900 to Embratel Participações S.A. during the year ended December 31, 2005, in connection with these transactions.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

8. Related Party Transactions (Continued)

Since 2003, the Company has renegotiated the terms of certain programming agreements. Prior to the renegotiations, such programming costs were largely denominated in U.S. dollars. According to the new terms of the executed programming agreements, those programming costs were renegotiated to be denominated into Brazilian Reais. In addition, the Company was granted a reduction of the outstanding programming liabilities of US$12,967 which has been classified as deferred programming benefits to be amortized, as a reduction of the future programming costs, over the life of the new programming agreements, ranging from 36 to 60 months.

9. Debt

Debt is comprised of:

		December 31,		December 31,
		2005		2004

Restructured debt – SFAS 15	US$	-	US$	305,311
Senior Facilities – SFAS 15		78,798		109,554
Senior Secured Debentures – SFAS 15		41,397		61,908
Net Sul Notes – SFAS 15		38,605		88,927
Non-convertible Debentures – 5th Public Issuance		199,269		-

		358,069		565,700
Less current portion		(44,961)		(235,146)

Long-term debt	US$	313,108	US$	330,554

Restructured debt

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt adhering to the Company’s proposal (100% as of December 31, 2005).

The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt, with extended maturity dates, more favorable interest rates and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring is being accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

9. Debt (Continued)

Debt refinancing

On September 14, 2005, the Company issued Non-Convertible Debentures 5th Public Issuance (New Debt) amounting to US$279,000 at September 14, 2005 (R$650,000 equivalent at that date), the proceeds from which were used to prepay the restructured debt.

In September and October 2005, using the resources obtained from the new debt, the Company prepaid a total principal amount of US$234,172 and paid the scheduled interest of US$6,092 related to the restructured debt.

Such prepayment has been accomplished within a schedule designed by the Company, respecting the characteristics of each debt, and should be concluded in April 2006, when the Net Sul Senior Secured Fixed and Floating Rate Notes (collectively the Notes) will be liquidated. The carrying amount of these Notes as of December 31, 2005 is US$38,605. Considering that the Notes will remain outstanding until their effective liquidation, the Company has carried out a consent solicitation to the holders of these Notes aiming to eliminate some obligations from the Company, including the investment limitation of US$50,000 per year; and release the previous pledge from the Company to the holders of these Notes.

On September 26, 2005, in connection with the consent solicitation, 91.2% of the holders had accepted the Company’s proposition and had approved the addendum regarding the Notes. Holders who elected to participate in the consent would be paid to each an amount in cash equal to 1% of the principal amount. On October 17, 2005, Net Sul paid approximately US$350 to the holders of the Notes in connection with the consent fee. This amount was charged to expense when paid.

In connection with the consent solicitation and according to the terms and conditions of the indenture, Net Sul deposited funds corresponding to US$44,216 at that date in an escrow account held by Net Sul in Brazil, recorded as restricted cash, which amount as of December 31, 2005 of US$43,309 is sufficient to make the payment of principal plus accrued and all future interest that will accrue thereon until the vesting date (which is currently expected to occur on April 5, 2006). This account has been pledged in favor of holders of the Notes. The Notes will be prepaid in full, with interest, on the business day immediately following the vesting date.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

9. Debt (Continued)

Debt refinancing (Continued)

The Non-Convertible Debentures - 5th Public Issuance bear interest at the CDI rate plus 1.5%, payable semi-annually in arrears on every February 15 and August 15. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing in August 15, 2008, with the final installment of principal due in August 2011. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.60%, which premium shall decrease linearly to zero at its maturity.

The restructured debt held by creditors who did not directly or indirectly participate in the issuance of the 5th Public Debentures, has been accounted for according to FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In connection therewith, the Company considered such prepayment an extinguishment of a liability and recorded a gain on restructuring in the amount of US$27,168.

The restructured debt held by creditors who directly or indirectly participated in the issuance of the 5th Public Debentures (i.e. Banco ItaúBBA, Unibanco, Banco Bradesco and other restructured debenture holders), were accounted for according to EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flows greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. The Company determined that the instruments are not substantially different, accordingly such debt will continue to be accounted for according to SFAS 15, using revised estimates of future cash flows.

The Company’s long-term debt at December 31, 2005 becomes due in the following years:

2006	US$	44,961
2007		9,200
2008		79,352
2009		77,320
2010 and 2011		147,236

	US$	358,069

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

10. Stockholders’ Equity

Capital

According to the Company’s bylaws, the capital stock can be increased up to the limit of R$5,000,000 (US$2,136,000 at December 31, 2005) through the issuance of common and preferred shares.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company.

Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law, subject to prior elimination of accumulated deficit, per Brazilian official accounting records equivalent to US$1,397,134 as of December 31, 2005. For the year ended December 31, 2005, the Company’s local currency consolidated financial statements presented a net profit of US$53,686 (2004 net loss of US$17,102 and 2003 net loss of US$92,893). The Company has paid no dividends during the three years ended December 31, 2005. Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder’s capital is registered as foreign capital with the Brazilian Central Bank.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

10. Stockholders’ Equity (Continued)

Changes in ownership

Until February 1, 2005, the relationship among controlling stockholders of Net Serviços was defined in the stockholders’ agreement entered on July 11, 2002. As per the agreement, any stockholder that desires to transfer part or the whole amount of its common shares, and in the case of BNDESPAR, Microsoft and RBS also their preferred shares to a third party, shall notify, in writing, all other parties in the stockholders’ agreement, allowing the right of first refusal. The agreement also provided for share issuances at the Board of Directors discretion, approved by a simple majority of the board members that attend the meeting and included the favorable vote of the board member indicated by BRADESPAR or BNDESPAR: (i) Company capital stock increase, by the issuance of new common shares for private or public placement; (ii) issuance of any convertible or exchangeable securities into common shares; (iii) amendment in the terms and conditions, or termination, of the operators concession contracts.

The following transactions among shareholders occurred:

a) Shareholders Agreement between Globo Comunicação e Participações S.A (Globopar) and Teléfonos de México, S.A. de C.V. (Telmex)

On June 27, 2004, Globopar entered into an agreement to sell part of its interest in the Company to a strategic investor, Telmex. This agreement was made in the context of the Company’s debt restructuring plan and proposes the issuance of common and preferred shares by the Company, in an aggregate amount up to 1,825,021,996 shares (745,147,153 common shares and 1,079,874,843 preferred shares). On November 3, 2004, the Board of Directors approved to implement the capital increase through a private offering of shares, as a substitute for the public offering of shares previously announced. As described in Note 1, this transaction was consummated on March 21, 2005.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

10. Stockholders’ Equity (Continued)

The following transactions among shareholders occurred: (Continued)

a) Shareholders Agreement between Globo Comunicação e Participações S.A. (Globopar) and Teléfonos de México, S.A. de C.V. (Telmex) (Continued)

On March 21, 2005, the Company issued 681,605,160 common shares to Globopar, Distel Holding S.A. (Distel), Roma Participações Ltda. (Romapar), and UGB Participações S.A. (collectively referred to as Globo) and 54,096,360 common and 179,906,550 preferred shares to Latam do Brasil Participações S.A. (Latam), indirectly controlled by Telmex at a price of US$0.13 per share (equivalent to R$0.35 at March 21, 2005). At the same date, a new shareholders’ agreement was celebrated.

Additionally, Globo transferred its ownership in the Company as follows:

i. 802,494,433 common shares representing 51% of voting capital to GB Empreendimentos e Participações S.A., a subsidiary of Globo (51%) and Latam, indirectly controlled by Telmex (49%), which holds 51% of the Company’s voting Capital; and

ii. 460,928,020 common shares representing 29.29% of voting capital to Latam, indirectly controlled by Telmex.

b) Exchange of shares between Globopar, Distel and Romapar (collectively referred to as Globopar) and Bradesplan Participações S.A. (Bradesplan)

On August 16, 2004, 130,511,010 preferred shares held by Globo were exchanged for 130,511,010 common shares held by Bradesplan, representing 6.4% of the Company total capital.

As a result of this transaction the rights of Bradesplan and Bradespar S.A., respectively as a party and an intervening party to the Company Stockholders’ Agreement were terminated.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

10. Stockholders’ Equity (Continued)

The following transactions among shareholders occurred: (Continued)

c) Acquisition of RBS Participações S.A. (RBS) common shares by Globo and its affiliates (collectively referred to as Globo)

On November 22, 2004, Globopar and RBS entered into an agreement pursuant to which Globopar agreed to transfer 51,704,008 of the Company’s preferred shares held by the Globopar to RBS, representing 2.55% of the Company’s total capital, and RBS agreed to transfer an equal number of the Company’s common shares held by RBS to Globopar, representing 6.24% of Net’s voting capital and 2.55% of its total capital consummated on December 23, 2004. As a result of this transaction, the rights and obligations of RBS as party of the existing Company’s Stockholders’ Agreement were terminated for all purposes and effects.

d) Globopar and Bndespar definitive agreement for purchase and sale of the Company’s common shares

On January 26, 2005, Globopar, Distel and Romapar (collectively referred to as Globopar) agreed to exercise its right to unconditionally acquire all of the 60,138,289 common shares issued by the Company and held by Bndespar, representing 7.26% of the Company’s voting capital, at the total price of R$54,726, representing R$0.91 per common share.

The closing of the purchase and sale by means of price payment by Globopar to Bndespar and the transfer of the preferred shares to Globopar occurred, on February 1, 2005, when the stockholders agreement dated July 11, 2002 was extinguished. A new stockholders agreement was celebrated assuring Bndespar the right to register such preferred shares in any public or private offering of the Company’s preferred shares and granting an annual right to request the Company to undertake a public offering of such preferred shares in Brazil.

At the same date, Globopar and Telmex through Latam, announced that Latam acquired 60,138,289 common shares issued by the Company from Globopar, representing 7.26% of Company’s voting capital, at the total price of R$54,124.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

10. Stockholders’ Equity (Continued)

d) Globopar and Bndespar definitive agreement for purchase and sale of the Company’s common shares (Continued)

Together, Globo and Telmex, directly or through their affiliates, currently own 99% of our common shares. Globo controls, through GB Empreendimentos e Participações S.A., a majority of our outstanding voting shares. The new shareholders agreements between Globo, Telmex and GB contain provisions relating to, among other things, the transfer of our shares and of the shares of GB, rights of refusal, and governance, including the right of each of Globo, Telmex and GB to appoint members to Company’s board of directors and boards of officers.

Capital increase

On April 20, 2005, the period for holders who had subscription rights under the terms of the Company’s private offering of shares, made in connection with the debt restructuring, ended. Until that date, 735,702,026 common shares and 1,054,190,593 preferred shares were subscribed.

The private offering remaining 9,445,127 common shares and 25,684,250 preferred shares not subscribed as part of the private offering were subsequently subscribed through a public offering at the Bovespa (Brazilian Stock Exchange) on May 9, 2005 at a price of US$0.21 per share (equivalent to R$0.51 at that date) and US$0.26 (equivalent to R$0.63 at that date), respectively.

Stock option plan

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options for 3,449,275 shares of the Company’s shares that fully vested upon the successful completion of the debt restructuring. The exercise price of the stock-options was the same price of US$0.15 per share (equivalent to R$0.35 at December 31, 2005) agreed with creditors in connection with the shares issued as part of the debt restructuring. The exercise period was determined to be two years as from May 10, 2005. During the third quarter 2005 the executives entitled to the benefit fully exercised their rights.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

10. Stockholders’ Equity (Continued)

Corporate reorganization plan

As a result of certain ownership reorganization at its controlling stockholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes will result in a future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years. The contributed benefit of US$31,856 realized in 2004 and 2003 by means of cash savings on current income tax obligations by certain operating subsidiaries which was previously accounted for as additional paid-in capital was transferred to capital.

In accordance with Brazilian Corporate Law on December 9, 2005, the Company issued 39,706,606 common and 57,630,258 preferred shares, at a price corresponding to approximately US$0.40 per share, up to the amount of the tax benefits realized by the Company. The non-controlling stockholders had the right to purchase their pro rata share of this capital stock increase in order to prevent dilution, but they did not accept the offer, shares was issued only to the contributing stockholder.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

11. Income Tax

Income taxes in Brazil include federal income tax and social contribution. The statutory rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for 2005, 2004 and 2003.

The amounts reported as income tax expense in the consolidated statements of operations are reconciled to the statutory rates as follows:

	Years ended December 31,

	2005		2004		2003

Income (loss) from continuing operations	US$	98,441	US$	(46,010)	US$	(40,769)
Statutory composite tax rates		34.00%		34.00%		34.00%

Tax benefit (expense) at statutory rates		(33,469)		15,643		13,861
Adjustments to derive effective rate:
Adjustments from BRGAAP to USGAAP
Income and social tax on permanent differences USGAAP		(6,415)		(34,923)		11,835
Income and social tax on permanent differences BRGAAP		8,576		70,153		35,287
Tax benefit of transaction with stockholder		(32,044)		27,186		4,670
Differences between US GAAP x BR GAAP		(55,861)		47,197		-
Other		(1,120)		(556)		(18,995)
Decrease (increase) in valuation allowance		78,306		(166,648)		(51,747)

Income tax expenses	US$	(42,027)	US$	(41,948)	US$	(5,089)

Current income tax	US$	(14,004)	US$	(6,343)	US$	(12,754)
Deferred income tax		(28,023)		(35,605)		7,665

Income tax expenses, net	US$	(42,027)	US$	(41,948)	US$	(5,089)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

11. Income Tax (Continued)

The net deferred tax asset is comprised as follows:

		2005		2004

Deferred tax assets:
Tax loss carryforwards	US$	469,866	US$	411,060
Tax benefit of transaction with stockholder		99,368		119,640
Accrued expenses – not currently deductible		17,459		47,197
Change in functional currency		13,702		9,926
Debt restructuring – capitalized costs in local books		-		8,360
Deferred hook-up revenue charges		6,674		8,344

		607,069		604,527
Deferred tax liabilities:
Property and equipment		(3,910)		(4,074)

		(3,910)		(4,074)

Net deferred tax assets		603,159		600,453
Valuation allowance		(445,565)		(500,915)

Net deferred tax asset		157,594		99,538
Current assets		(34,313)		(33,647)

Non-current assets	US$	123,281	US$	65,891

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforwards in a given year to 30% of taxable income. At December 31, 2005 and 2004, the Company and its subsidiaries had tax loss carryforwards of US$1,338,456 and US$1,171,197, respectively.

The valuation allowance related to the tax loss carryforwards and temporary differences was established for the portions or all of deferred tax assets whose realization can not be assessed as more likely than not.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

12. Commitments and Contingencies

a) Commitments

The Company and some of its subsidiaries entered into long-term rental agreements for the office space of their corporate offices and use of lamp poles. Future minimum rental payments required under operatingl leases as of December 31, 2005 are as follows:

	Office		Lamp
	Spaces		poles			Total

2006	US$	1,072	US$	17,279	US$	18,351
2007		1,071		19,328		20,399
2008		1,049		21,389		22,438
2009		1,047		22,245		23,292

Total	US$	4,239	US$	80,241	US$	84,480

Rental expenses for the years ended December 31, 2005, 2004 and 2003 were US$2,998, US$2,685 and US$2,097, respectively.

The Company and the subsidiaries, Net Campinas Ltda, Net Rio S.A. and Net Belo Horizonte Ltda,, had firmed guarantees letters, in the value of US$1,010, US$6,205, US$14,613 and US$441, respectively, through financial institutions, for the purpose of guarantying the payment of tax actions brought against the Company and its subsidiaries by the State and Federal tax authorities.

b) Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

At December 31, estimated liability for tax, labor and civil claims and assessments is comprised as follows:

		2005		2004

Tax related matters	US$	242,289	US$	167,939
Labor related claims		12,852		11,702
Civil related claims		9,530		6,219

Total	US$	264,671	US$	185,860

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$48,623 (US$31,469 in 2004), which is available to offset payments required under ultimate unfavorable court decisions.

Following is a description of the Company’s major tax related matters:

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain recent adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$64,944 (US$66,000 in 2004). It is the understanding of management and its external legal counsel that interest accrued under the current intercompany accounts is not subject to withholding tax and as no material adverse impact is expected no accruals are established in respect to this matter.

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS (social fund contributions) on their revenues. At December 31, 2005, the amount of US$55,149 (US$43,748 in 2004) was recorded based on estimated amounts under litigation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The subsidiary Net Rio S.A. received a tax assessment notice from the State Tax Authority in the amount of US$26,487 (US$23,357 in 2004) relating to the state sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments and considering the risks involved recorded estimated potential losses related to this assessment in the amount of US$10,288 (US$7,894 in 2004).

The subsidiaries Net Campinas Ltda. and Net São José do Rio Preto Ltda. have received assessment notices from the State Tax Authorities, suspending the previously approved benefit of payment of their ICMS tax debt in installments. Management is defending the assessment and has recorded estimated losses in the amount of US$4,704 (US$4,003 in 2004) related to these matters.

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2005, court deposits and accrued liabilities under litigation amounts to US$13,883 (US$10,812 in 2004).

The subsidiary Net Rio S.A. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has recorded estimated losses arising from this dispute in the amount of US$1,844 (US$3,123 in 2004).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

Certain operating subsidiaries are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$10,014 (US$5,430 in 2004).

The Company is defending a federal tax assessment notice in the amount of US$8,972 (US$7,911 in 2004) due to a difference in classification between the Company and the Tax Authorities’ of analogical decoders for use in pay-TV systems under the Common Mercosur Names. Management has recorded probable estimated losses in the amount of US$3,883 (US$3,424 in 2004).

The subsidiary Net São Paulo Ltda. is defending itself at the administrative level, from two Federal Tax Authorities assessment notices, in the amount of US$1,584 (US$5,876 in 2004), related to the deductibility of certain expenses in the fiscal years from 1995 to 1997. Management has recorded probable losses corresponding to the full assessment amount.

The subsidiary Net São Paulo Ltda. is defending itself from two federal tax assessment related to the deductibility of expenses in 2003. The Company has recorded estimated losses in the amount of US$4,292 (US$3,279 in 2004) related to these assessments.

Actions have been brought against the Company and some of its subsidiaries relating to amounts allegedly due with respect to the full offsetting of net operating losses obtained prior to the limitation to 30% was established. Management has recorded estimated losses in the amount of US$3,388 (US$3,102 in 2004).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$10,600 (US$9,347 in 2004). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not record such potential obligation in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has recorded potential losses of US$1,400 (US$1,099 in 2004).

In September 2003, the subsidiary Net Rio S.A received a tax assessment notice from the Brazilian Federal Internal Revenue Service in the amount of US$ 10,821 (US$9,542 in 2004). The assessment is alleging that interest accrued under the current intercompany accounts is subject to withholding tax. Net Rio S.A. is defending itself and recorded potential losses related to this assessment in the amount of US$4,570 (US$3,491 in 2004).

The subsidiaries Net Rio and Net São Paulo received several fiscal notifications from the National Institute of Social Security (INSS), based on lack of support of payments. The Company reserved an amount of US$1,841.

The subsidiary Net São Paulo is the defendant related to three fiscal executions for the Municipality of São Paulo, charging Services Tax (ISS) over hook up fees. The Company reserved the amount of US$1,283 (US$1,046 in 2004).

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance the Company established a reserve of US$49,367 related to these taxes.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The Federal Internal Revenue has imposed a tax assessment of US$9,037 million on the Company’s subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Tax on Import, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of Company’s analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. Reyc has recorded a provision in the amount of U$$3,883 (US$3,424 in 2004) to cover any potential losses.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings.

13. Financial Instruments

a) Concentration of risk

Financial instruments that potentially subject the Company to concentration of risk consist principally of cash and cash equivalents, accounts receivable, debt and payables to programmers. The Company maintains cash and cash equivalents with various financial institutions and as a policy limits exposure to any one institution. Concentration of credit risk with respect to accounts receivable is limited due to large number of subscribers comprising the customer base.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

13. Financial Instruments (Continued)

a) Concentration of risk (Continued)

At December 31, 2005 and 2004 the Company’s U.S. dollar exposure was comprised as follows:

		2005		2004

Debt	US$	39,025	US$	193,811
Due to related companies		-		13,239
U.S. dollar denominated investment funds		(13,021)		(54,713)

	US$	26,004	US$	152,337

b) Fair value

The Company considers that the carrying amount of its financial instruments generally approximates fair market value. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. Fair value methods and assumptions used in estimating the fair value disclosures for financial instruments are as follows:

(i) Cash and cash equivalents, restricted cash, short-term investments.

(ii) Cash equivalents are represented principally by short-term investments and their fair value is estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value. The carrying amount of cash is reasonable estimate of its fair value.

(iii) Debt

Based on the new terms negotiated with creditors, management estimates that the fair value of the financial instruments approximates their book value.

(iv) Derivatives instruments

In order to manage the risk of the effects of a major devaluation of the Brazilian real against the U.S. dollar, the Company has invested in hedge funds that had entered into short-term forward interest and foreign exchange swaps contracts. On December 31, 2005 the total amount of this investment was US$13,021 (US$54,713 – 2004), which is classified as cash and cash equivalents.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

14. Benefits to Employees

Benefits

The Company and its subsidiaries provide certain fringe benefits, such as: medical and odontological assistance and group life insurance, whose actuarial risks are not taken by the Company. The expenses with the fringe benefits during the years ended 31, December, 2005, 2004 and 2003 were US$4,685, US$3,265 and US$3,160, respectively.

Variable compensation

The Company has two remuneration complementary plans of remuneration as described below:

(i) Profit sharing plan (PPR): In accordance with a labor agreement, the Company will remunerate its employees up to 2 monthly wages if the Company achieves its predetermined performance goals established in accordance with the annual approved by the Board of Directors. For a selected number of administrative members, directors and managers the Company has individual agreements based on individual established goals. The original PPR for this year was locked up in June and was paid in August 2005, proportional to the first semester. A new short term PPR commenced since then, for the period of six months covering the second half of 2005. The main goals for this new plan aimed to reach certain number of base pay TV subscribers – (weight: twenty - five percent), increase in the subscribers of broad band base ( weight: twenty - five percent), generation of free cash flow (weight: twenty - five percent), and customer satisfaction ( weight: twenty - five percent.).

The decision to lock up the annual plan of 2005 in June of this year and to introduce a new plan for the second half of the year occurred because management has presented to the Board of Directors a new set of goals that reflect an increase in growth greater than the one previously foreseen in short-term in the markets where it operates. This change does not modify the defined strategy for short/long term widely disclosed by the Company.

(ii) A retention plan was offered to a selected number of administrative members, directors and managers of the Company, with the objective of retention until at a minimum the end of the year 2006. The expenses related to this plan are accrued since its inception in 2004 up to August 2005, when amounts due were actually paid. A new long-term incentive plan was immediately implemented in function of the changes of the goals of the Company, described above, in accordance with the Company’s executive retention plans. Expenses are recognized on the accrual basis and payments are expected to occur in 2007.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

15. Supplementary Information

	2004		Year ended December 31, 2005

	Balance at beginning of the year		Credits (charges) To Expense		Effect of currency variation		Balance at end of the year

Descriptions

Allowance for doubtful accounts	US$	(13,367)	US$	(7,990)	US$	10,104	US$	(11,253)

Income tax valuation allowance	US$	(500,915)	US$	78,306	US$	(22,956)	US$	(445,565)

	2003		Year ended December 31, 2004

Allowance for doubtful accounts	US$	(14,951)	US$	(7,226)	US$	8,810	US$	(13,367)

Income tax valuation allowance	US$	(322,730)	US$	(166,648)	US$	(11,537)	US$	(500,915)

	2002		Year ended December 31, 2003

Allowance for doubtful accounts	US$	(11,916)	US$	(6,784)	US$	3,749	US$	(14,951)

Income tax valuation allowance	US$	(246,591)	US$	(51,747)	US$	(24,392)	US$	(322,730)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.